

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2011

<u>Via Facsimile</u>
Mr. David Natan
Chief Executive Officer
Sunsi Energies Inc.
45 Main Street, Suite 309
Brooklyn, New York 11201

> **Re: SunSi Energies Inc.**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended May 31, 2010**
> **Filed March 23, 2011**
> **File No. 333-145910**

Dear Mr. Natan:

We have reviewed your amendment, and your letter dated March 23, 2011 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended May 31, 2010</u>

<u>Exhibits</u>

1.   We note your response to comment nine in our letter dated February 23, 2011. It is unclear whether you addressed the second bullet in our comment, regarding your agreement dated April 29, 2010 to acquire 90% of Zibo Baokai Commerce and Trade Co., mentioned in your amendment at pages 4, 11-12, and F-10. Please file the contract or explain why you are not substantially dependent on the contract and why it does not need to be filed.

You may contact Craig Arakawa at (202) 551-3650, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696, or, in his absence, Alexandra Ledbetter at (202) 551-3317 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director